Exhibit 1.1

CONFORMED COPY

SUBSCRIPTION AGREEMENT

DATED 21 APRIL 2009

NYSE EURONEXT

€250,000,000

5.375 per cent. Notes due 2015

(to be consolidated and form a single series with the €750,000,000 5.375 per cent.

Notes due 2015 issued on 23 April 2008)

THIS AGREEMENT is made on 21 April 2009 BETWEEN:

(1)	NYSE EURONEXT, a company incorporated under the laws of the State of Delaware with offices at 11 Wall Street, New York, New York 10005; and

(2)	MERRILL LYNCH INTERNATIONAL, NATIXIS, SOCIÉTÉ GÉNÉRALE and THE ROYAL BANK OF SCOTLAND PLC (together the Joint Lead Managers).

WHEREAS:

(A)	On 23 April 2008, NYSE Euronext (the Issuer) issued €750,000,000 5.375 per cent. Notes due 2015 (the Original Notes).

(B)	The Issuer proposes to issue €250,000,000 5.375 per cent. Notes due 2015 (the Notes, which expression where the context admits shall include the Global Notes (as defined below)) to be consolidated and form a single series with the Original Notes.

(C)	The Notes will be in bearer form in the denomination of €50,000 and will be issued subject to and with the benefit of a first supplemental agency agreement (the First Supplemental Agency Agreement) dated 22 April 2009 between the Issuer and the agents named therein, substantially in the form of the draft signed for identification by Allen & Overy LLP with such changes as may be approved by Merrill Lynch International (ML) and the other Joint Lead Managers, and supplemental to the agency agreement (together with the First Supplemental Agency Agreement, the Agency Agreement) dated 23 April 2008 between the same parties and which the Original Notes have the benefit thereof.

IT IS AGREED as follows:

1.	SUBSCRIPTION

1.1	Subject to the terms and conditions of this Agreement, the Issuer agrees to issue the Notes and the Joint Lead Managers jointly and severally agree to subscribe and pay for, or to procure subscriptions and payment for, the Notes on the Closing Date (as defined below) at a subscription price of 96.515 per cent. of the principal amount of the Notes plus an amount of €13,393,844.97 (representing accrued interest from and including 23 April 2008 to but excluding the Closing Date (as defined below)) (the Subscription Price).

1.2	The Issuer confirms that:

(a)	it has authorised each of the Joint Lead Managers to offer Notes on its behalf, in each case for subscription at the Subscription Price less, in the case of subscriptions by the Joint Lead Managers, the commission referred to in clause 4;

(b)	it has prepared the prospectus dated 21 April 2009 (the Prospectus), and hereby authorises the Joint Lead Managers to distribute copies of the prospectus in connection with the offering of the Notes subject to the provisions of clause 9; and

(c)	the Issuer has approved the arrangements made on its behalf and notified to it by the Joint Lead Managers for announcements in respect of the Notes to be published on such dates and in such newspapers or other publications as it may agree with the Joint Lead Managers.

2.	CLOSING

The net subscription money in respect of the Notes, namely €253,931,344.97 (representing the Subscription Price, less the amount of the commission specified in clause 4) less any amount deductible under, or under any arrangement referred to in, clause 5 will be paid by ML on behalf of the Joint Lead Managers to the Issuer at 10.00 a.m. (Brussels time) on 22 April 2009 or at such other time and/or date as the Issuer and the Joint Lead Managers may agree (the Closing Date) in immediately available funds against delivery of a duly executed temporary global note (the Temporary Global Note) initially representing the Notes and a duly executed permanent global note (the Permanent Global Note and, together with the Temporary Global Note, the Global Notes), each in or substantially in the form provided in the Agency Agreement, to a common safekeeper (the Common Safekeeper) for Euroclear Bank S.A./N.V. and for Clearstream Banking, société anonyme to be held, in the case of the Permanent Global Note, on terms agreed between the Joint Lead Managers, the Issuer and the Common Safekeeper.

3.	UNDERTAKINGS

3.1	The Issuer undertakes with the Joint Lead Managers that:

(a)	it will on or before the Closing Date execute the First Supplemental Agency Agreement;

(b)	it will bear and pay (i) any stamp or other duties or taxes on or in connection with the issue and delivery of the Notes and the execution and delivery of this Agreement and the First Supplemental Agency Agreement (together the Agreements) and (ii) any value added tax payable in connection with the commission or other amounts payable or allowed under this Agreement and otherwise in connection with the transactions envisaged by this Agreement;

(c)	it will not, between the date of this Agreement and the Closing Date (both dates inclusive), without the prior approval of the Joint Lead Managers, make any announcement which could have a material adverse effect on the marketability of the Notes, unless the Issuer is required to make any such announcement under applicable law, regulation, listing requirement or order from a court or pursuant to an administrative demand or request of a regulatory agency having competent jurisdiction over the Issuer, in which case the Issuer shall use its best endeavours to notify and consult with the Joint Lead Managers in advance;

(d)	it will deliver to the Joint Lead Managers, without charge, on the date of this Agreement (or as soon as reasonably practicable thereafter), and from time to time, such number of copies of the Prospectus as the Joint Lead Managers may reasonably request, and will give to the Joint Lead Managers on the date hereof a copy of the Prospectus signed by a duly authorised officer of the Issuer;

(e)	it will not make any amendment or supplement to the Prospectus without the prior consent of the Joint Lead Managers (such consent not to be unreasonably withheld or delayed), unless the Issuer is required to make any such amendment or supplement to the Prospectus under applicable law, regulation, listing requirement or order from a court or pursuant to an administrative demand or request of a regulatory agency having competent jurisdiction over the Issuer, in which case the Issuer shall use its best endeavours to notify and consult with the Joint Lead Managers in advance;

(f)	so long as any of the Notes remains outstanding, the Issuer will furnish to ML, and to each other Joint Lead Manager who may so request in writing, copies of each document filed by the Issuer with the Commission de Surveillance du Secteur Financier (the CSSF) or Euronext Amsterdam by NYSE Euronext (Euronext Amsterdam), and copies of financial statements and other periodic reports that the Issuer may furnish generally to holders of its debt securities;

(g)	it will use the net proceeds received by it from the issue of the Notes in the manner specified in the Prospectus;

(h)	it will ensure that proceeds raised in connection with the issue of the Notes will not directly or indirectly be lent, contributed or otherwise made available to any person or entity (whether or not related to the Issuer) for the purpose of financing the activities of any person or for the benefit of any country currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC); and

(i)	it will use all reasonable endeavours to procure the delivery of a certificate of approval by the CSSF to the competent authority in The Netherlands and will promptly notify the Joint Lead Managers following receipt by the Issuer of confirmation that such certificate of approval has been so delivered.

4.	COMMISSION

In consideration of the agreement by the Joint Lead Managers to act as the managers in relation to the issue of the Notes and to subscribe and pay for or procure subscriptions and payment for the Notes as provided above, the Issuer shall pay to the Joint Lead Managers a combined selling concession and management and underwriting commission of 0.30 per cent. of the principal amount of the Notes. The Joint Lead Managers shall be entitled to deduct such commission from the Subscription Price as provided in clauses 1 and 2. Arrangements for the apportionment of such commission have been separately agreed between the Joint Lead Managers.

5.	EXPENSES

5.1	Arrangements for the payment of expenses in connection with the issue of the Notes have been separately agreed between the Issuer and the Joint Lead Managers and the Issuer authorises ML to deduct the sum so agreed in respect of expenses from the Subscription Price as provided in clause 2.

5.2	All payments by the Issuer under this Agreement shall be paid without set off or counterclaim, and free and clear of and without deduction or withholding for or on account of, any present or future taxes, levies, imports, duties, fees, assessments or other charges of whatever nature, imposed by the United States of America or by any department, agency or other political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto (Taxes). If any Taxes are required by law to be deducted or withheld in connection with any such payment, the Issuer will increase the amount paid so that the full amount of such payment is received by the payee as if no such deduction or withholding had been made. In addition, the Issuer agrees to indemnify and hold the Joint Lead Managers harmless against any Taxes (other than a tax levied on the overall income of a Joint Lead Manager) which they are required to pay in respect of any amount paid by the Issuer under this Agreement.

6.	REPRESENTATIONS AND WARRANTIES OF THE ISSUER

6.1	As a condition of the obligation of the Joint Lead Managers to subscribe and pay for or procure subscriptions and payment for the Notes, the Issuer represents and warrants to the Joint Lead Managers as follows:

(a)

that the consolidated balance sheet of the Issuer and its subsidiaries (the Issuer’s Group), in each case as at 31 December 2007 and 31 December 2008 and the consolidated results of operations of the Issuer’s Group, in each case for the 2 years ended 31 December 2008 appearing in the Prospectus were prepared in conformity with generally accepted accounting principles in the United States of America and that they, in conjunction with the notes thereto, meet the requirements of Commission Regulation (EC) No. 809/2004 (the Prospectus Regulation) implementing Directive 2003/71/EC (the Prospectus Directive) and give a true and fair view of the financial condition of the Issuer’s Group as at the dates as at which they were prepared and the results of the operations of the Issuer’s Group in respect of the periods for which they were prepared and that there has been no material adverse change or development involving a prospective material adverse change in the condition (financial or otherwise), business affairs, prospects, or results of operations of the Issuer or the Issuer’s Group since 31 December 2008, except as disclosed in the Prospectus;

(b)	that (i) the Prospectus contains all material information with respect to the Issuer, the Issuer’s Group and the Notes (including all information which, according to the particular nature of the Issuer, the Issuer’s Group and of the Notes, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, the Issuer’s Group and of the rights attaching to the Notes), (ii) the Prospectus, at the date of this Agreement, does not and, if amended or supplemented, at the date of any such amendment or supplement will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iii) the statements of fact contained in (A) the Prospectus relating to the Issuer, the Issuer’s Group and the Notes are, (B) any supplement to the Prospectus, at the date of its publication will be, and (C) any other material used in the offering and sale of the Notes, at the date of publication of such material was, in every material particular true and accurate and not misleading and that there are no other facts in relation to the Issuer, the Issuer’s Group and the Notes the omission of which would in the context of the issue of the Notes make any statement in the Prospectus and/or any such other material, misleading in any material respect, (iv) the statements of intention, opinion, belief or expectation contained in (A) the Prospectus are, and, (B) any supplement to the Prospectus, at the date of its publication will be, honestly and reasonably made or held and (v) all reasonable enquiries have been and will be made to ascertain such facts and to verify the accuracy of all such statements;

(c)	that the Prospectus contains all the information required by the law and regulations of the United States of America and the State of Delaware and otherwise complies with such law and regulations to the extent applicable;

(d)	that the Issuer has been duly incorporated and is validly existing under the State of Delaware and United States’ law with full power and authority to own, lease and operate its properties and conduct its business as described in the Prospectus (except where the absence of such power or authority would not have a material adverse effect in the context of the issue of the Notes) and the Issuer is able lawfully to execute and perform its obligations under the Notes and the Agreements;

(e)	that the Issuer (i) has all licences, permits, authorisations, consents and approvals, certificates, registrations and orders (Licences) and has made all necessary declarations and filings with all government agencies that are necessary to own or lease its properties and conduct its businesses as described in the Prospectus and (ii) is conducting its business and operations in compliance with all applicable laws, regulations and guidelines;

(f)	that the issue of the Notes and the execution and delivery of the Agreements by the Issuer have been duly authorised by the Issuer and that upon due execution, issue and delivery by all parties thereto the same will constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their respective terms subject to the laws of bankruptcy and other laws affecting the rights of creditors generally;

(g)	that the execution and delivery of the Agreements and the issue and distribution of the Notes and the performance of the terms of the Notes and the Agreements by the Issuer (i) will not infringe any law or regulation of the State of Delaware or the United States of America or, so far as the Issuer is aware, any other relevant law or regulation to which the Issuer may be subject, (ii) do not conflict with the provisions of the constitutional documents of the Issuer and (iii) will not result in any breach of the terms of, or constitute a default under, any instrument, agreement or order to which the Issuer is a party or by which it or its property is bound, except in the case of (iii) only, for such breaches or defaults that would not, individually or in the aggregate, result in a material adverse effect on the financial position or profitability of the Issuer and the Issuer’s Group or would not otherwise be material in the context of the Notes;

(h)	that, save as disclosed in the Prospectus, neither the Issuer nor any of its subsidiaries is involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) which may have, or have had in the previous 12 months, significant effects on the financial position or profitability of the Issuer and/or the Issuer and its subsidiaries or would adversely affect the ability of the Issuer to perform its obligations under the Agreements or, the Notes or which are otherwise material in the context of the issue or offering of the Notes;

(i)	that all consents and approvals of any court, government department or other regulatory body required by the Issuer for the execution and delivery of the Agreements by the Issuer and the issue and distribution of the Notes and the performance of the terms of the Notes and the Agreements by the Issuer have been obtained and are unconditional and in full force and effect;

(j)	that upon issue the Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Issuer and will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of the Issuer, subject as described in the conditions of the Notes;

(k)	that, subject as described in the conditions of the Notes, (i) payments of principal and interest on the Notes will be made by the Issuer without withholding or deducting for any taxes, duties or other charges of whatever nature of the United States of America or any political subdivision or authority thereof or therein having power to tax and (ii) no stamp or other duty or similar tax is assessable or payable in, and no withholding or deduction for or on account of, any taxes, duties, assessments or governmental charges of whatever nature is required to be made by or within the United States of America or other subdivision of or authority therein or thereof having power to tax, in each case in connection with the authorisation, execution, issue or delivery of the Notes or the performance of the obligations of the Issuer under the Agreements and the Notes;

(l)	that the Issuer is not in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets or revenues, which breach or default is likely to be material in the context of the issue or offering of the Notes;

(m)	that no event has occurred which would constitute (after the issue of the Notes) an event of default under the Notes or which with the giving of notice or the lapse of time or other condition would (after the issue of the Notes) constitute an event of default;

(n)	that no action has been taken or is contemplated by the Issuer or any of its subsidiaries (and it is not aware of any action having been taken or being contemplated by any other person with respect to the Issuer or any of its subsidiaries) which may result in the Issuer being obliged, under listing requirements or other obligations to its shareholders generally, to make any information which may be material to a subscriber for the Notes available to the public prior to the Closing Date;

(o)	that neither the Issuer, its affiliates (as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the Securities Act)) nor any persons (other than the Joint Lead Managers, as to whom no representation or warranty is made) acting on its or their behalf have engaged or will engage in any directed selling efforts (as defined in Regulation S under the Securities Act) in respect of the Notes;

(p)	that the Issuer, its affiliates and any person (other than any Joint Lead Manager, as to whom no representation or warranty is made) acting on its or their behalf have complied with and will comply with the offering restrictions requirement of Regulation S under the Securities Act;

(q)	that the Issuer is not and will not, as a result of the offering and issue of the Notes or the receipt or application of the proceeds therefrom, become an investment company under the U.S. Investment Company Act of 1940, as amended;

(r)	that each of the Issuer and its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorisations; (ii) transactions are recorded as necessary to (A) permit preparation of financial statements in conformity with accounting rules and standards generally applicable in its jurisdiction of incorporation and (B) maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorisation; and (iv) each of the Issuer and its consolidated subsidiaries (if any) has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Issuer’s consolidated financial statements in accordance with generally accepted accounting standards in the United States of America and neither the Issuer nor any of its subsidiaries has experienced any material difficulties with regard to (i) to (iv) above;

(s)	that neither the Issuer nor any of its subsidiaries nor, to the knowledge of the Issuer, any director, officer, agent, employee or affiliate of the Issuer or any of its subsidiaries are currently subject to any U.S. sanctions administered by OFAC;

(t)	that neither the Issuer nor any of its subsidiaries, nor any director, officer, agent, employee or other person associated with or acting on behalf of the Issuer or any of its subsidiaries, has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA); or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment prohibited under any applicable law or regulation equivalent to the FCPA;

(u)

all returns, reports or filings which ought to have been made by or in respect of the Issuer for taxation purposes have been made and to the best of the Issuer’s knowledge all such returns are up to date, correct and on a proper basis and are not the subject of any material dispute with the relevant revenue or other appropriate authorities and the Issuer is not aware of any present circumstances likely to give rise to any such material dispute. The Issuer reasonably believes that the provisions for income tax included in its financial statements have been calculated on a proper basis in respect of all accounting periods ended on or before the accounting reference date to which the financial statements relate for which the Issuer was then or might at any time thereafter become or have become liable. To date, the Issuer is not aware of any tax deficiency which has arisen or has been asserted against the Issuer that would be considered material in the context of the issue of the Notes;

(v)	that it has not issued and will not issue, without the prior consent of the Joint Lead Managers, any press or other public announcement referring to the proposed issue of Notes unless the announcement adequately discloses that stabilising action may take place in relation to the Notes and the Issuer authorises the Joint Lead Managers to make all appropriate disclosure in relation to stabilisation instead of the Issuer; and

(w)	that the Prospectus has been published as required by the Prospectus Directive.

6.2	Without prejudice to the other rights or remedies of the Joint Lead Managers, the Issuer undertakes to each Joint Lead Manager that if that Joint Lead Manager or any of its affiliates, directors, officers, employees, agents or controlling persons (within the meaning of section 15 of the Securities Act and Section 20 of the U.S. Securities Exchange Act of 1934, as amended) (together with the Joint Lead Managers, each a Relevant Party) incurs any liability, damages, cost, loss or expense (including, without limitation, legal fees, costs and expenses) (a Loss) arising out of, in connection with, or based on:

(a)	any actual or alleged breach of the representations, warranties and undertakings contained in, or made or deemed to be made by the Issuer under, this Agreement; or

(b)	any untrue or misleading (or allegedly untrue or misleading) statement in, or any omission (or alleged omission) from any materials used in the offering and sale of the Notes, the Prospectus or any supplement thereto, the Issuer shall pay to that Joint Lead Manager on demand an amount equal to such Loss. No Joint Lead Manager shall have any duty or obligation, whether as fiduciary or trustee for any Relevant Party or otherwise, to recover any such payment or to account to any other person for any amounts paid to it under this subclause 6.2.

6.3	In case any action shall be brought against any Relevant Party in respect of which recovery may be sought from the Issuer under this clause 6, the relevant Joint Lead Manager shall promptly notify the Issuer in writing but failure to do so will not relieve the Issuer from any liability under this Agreement.

6.4	The Issuer shall not, without the prior written consent of the Relevant Party, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim or action in respect of which recovery may be sought hereunder (whether or not any Relevant Party is an actual or potential party to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each Relevant Party from all liability arising out of such claim or action and does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of a Relevant Party.

6.5	The Issuer shall not be liable to indemnify any Relevant Party where the relevant claim or action has been settled or compromised without prior consultation with the Issuer.

6.6	The Issuer undertakes with the Joint Lead Managers that it will forthwith notify the Joint Lead Managers of any change affecting any of the above representations and warranties (assuming and deeming them to have been repeated at the time of the change), and of any event which occurs as a result of which the Prospectus (as then amended or supplemented) would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at any time before payment is made to the Issuer on the Closing Date and that it will take those steps which may be requested by the Joint Lead Managers to remedy and/or publicise the change or event (including, if requested, the publication of a supplement to the Prospectus). Upon any breach of any of the above representations and warranties or any change rendering any of the above representations and warranties inaccurate or any such event coming to the notice of the Joint Lead Managers before payment being made to the Issuer on the Closing Date, the Joint Lead Managers shall be entitled (but not bound) by notice to the Issuer to elect to treat such breach or change or event as (except as otherwise specifically provided) releasing and discharging the Joint Lead Managers from their obligations under this Agreement.

6.7	The above representations, warranties and indemnity shall continue in full force and effect in relation to each Joint Lead Manager notwithstanding its actual or constructive knowledge with respect to any of the matters referred to in the representations and warranties, the completion of the arrangements set out in this Agreement for the subscription and issue of the Notes or the termination of this Agreement pursuant to subclause 6.6, and clause 8 or 11.

7.	LISTING

7.1	The Issuer shall, if it has not already done so, make an application for the Notes to be (a) listed on the Luxembourg Stock Exchange and admitted to trading on the Luxembourg Stock Exchange’s regulated market and (b) listed and admitted to trading on Euronext Amsterdam. In connection with such applications, the Issuer shall use all reasonable endeavours to obtain the listings as promptly as practicable and the Issuer shall furnish any and all documents, instruments, information and undertakings that may be necessary or advisable in order to obtain or maintain such listings.

7.2	The Issuer confirms that the Prospectus has been approved as a prospectus by the CSSF.

7.3	If (after the approval of the Prospectus by the CSSF and before the commencement of trading in the Notes on the Luxembourg Stock Exchange’s regulated market) there arises or is noted a significant new factor, material mistake or inaccuracy relating to the information included in the Prospectus which is capable of affecting the assessment of the Notes, then the Issuer shall give to the Joint Lead Managers full information about the change or matter and shall produce and publish a supplementary prospectus (in a form approved by the Joint Lead Managers) in accordance with the Prospectus Directive.

7.4	If the Notes cease to be admitted to trading on the Luxembourg Stock Exchange’s regulated market or Euronext Amsterdam, the Issuer shall use all reasonable endeavours promptly to admit the Notes to trading on another European Economic Area regulated market (for the purposes of the Markets in Financial Instruments Directive (Directive 2004/39/EC)) to be agreed between the Issuer and Joint Lead Managers.

8.	CONDITIONS

8.1	This Agreement and the respective rights and obligations of the parties to this Agreement are conditional upon:

(a)

there having been, as at the Closing Date, no material adverse change or development involving a prospective material adverse change in the condition (financial or otherwise), business, properties, shareholders’ equity or results of operations of the Issuer or the Issuer’s

Group, since the date of this Agreement or from that set out in the Prospectus and no event making any of the representations and warranties contained in subclause 6.1 untrue or incorrect on the Closing Date as though they had been given and made on such date and the Issuer having performed all the obligations to be performed by it under this Agreement on or before the Closing Date;

(b)	the delivery to the Joint Lead Managers on or before the Closing Date or, in the case of clause 8.1(b)(iii) below, the date hereof and the Closing Date of:

(i)	legal opinions dated the Closing Date in such form and with such contents as the Joint Lead Managers may require from Clifford Chance US LLP, legal advisers to the Issuer as to the laws of the United States of America and the State of Delaware, from the General Counsel of the Issuer as to the laws of the United States of America and the State of Delaware and from Allen & Overy LLP, legal advisers to the Joint Lead Managers as to English law;

(ii)	a certificate signed by a duly authorised officer of the Issuer to the effect stated in subclause 8.1(a);

(iii)	comfort letters from the auditors of the Issuer, substantially in the form attached as Annex 1 (Part 1 in the case of the letter delivered on the date hereof, and Part 2 in the case of the letter delivered the Closing Date) to this Agreement; and

(iv)	any other documents (including, but not limited to, any resolutions, consents and authorities) relating to the issue of the Notes which the Joint Lead Managers may reasonably require;

(c)	the Notes, subject only to the execution, authentication, effectuation and delivery of the Temporary Global Note, being admitted to trading on the Luxembourg Stock Exchange’s regulated market;

(d)	the execution of the First Supplemental Agency Agreement by the parties thereto on or before the Closing Date;

(e)	no rating agency having downgraded, nor given notice or made any public announcement of any intended or potential downgrading or of any review or surveillance with negative implications of, the rating accorded to the Notes or any other debt securities of the Issuer;

(f)	confirmation of the execution and delivery by the Issuer of the effectuation authorisation to each of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme (the ICSDs), the execution and delivery of an Issuer-ICSD Agreement by the parties thereto and the making by the Fiscal Agent (as defined in the Agency Agreement) of a common safekeeper election in accordance with sub-clause 3.3 of the Agency Agreement;

(g)	no supplement having been prepared pursuant to clause 6.6 and/or 7.3; and

(h)	the competent authority of each relevant European Economic Area Member State (other than Luxembourg) where the Notes are intended to be listed having been notified in accordance with the procedures set out in Articles 17 and 18 of the Prospectus Directive and all requirements under those Articles having been satisfied and, if required pursuant to Article 19(4) of the Prospectus Directive, a summary having been drawn up.

8.2

In the event that any of the conditions set out in subclause 8.1 is not satisfied on or before their respective dates, this Agreement shall (subject as mentioned below) terminate and the parties hereto shall (except for the liability of the Issuer in relation to expenses as provided under, or under any arrangements referred to in, clause 5 and except for any liability arising before or in relation to such termination) be under no further liability arising out of this Agreement, provided that the Joint Lead Managers may in their discretion and by notice to the Issuer waive satisfaction of any of the above conditions or of any part of them.

9.	JOINT LEAD MANAGERS’ REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

9.1	(a)

Each Joint Lead Manager understands that the Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to any other exemption from the registration requirements of the Securities Act. Each Joint Lead Manager represents, warrants and agrees that it has not offered or sold, and will not offer or sell, any Notes constituting part of its allotment within the United States except in accordance with Rule 903 of Regulation S under the Securities Act. Each Joint Lead Manager also represents, warrants and agrees that it has offered and sold the Notes, and will offer and sell the Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date (the distribution compliance period), only in accordance with Rule 903 of Regulation S under the Securities Act. Each Joint Lead Manager agrees that, at or prior to confirmation of sale of Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it during the distribution compliance period a confirmation or notice to substantially the following effect:

“The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the Securities Act), and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.”

Terms used in subclause 9.1(a) have the meanings given to them by Regulation S.

	(b)	Each Joint Lead Manager represents and agrees that neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Notes, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Terms used above have the meaning given to them by Regulation S.

9.2	Each Joint Lead Manager represents, warrants and agrees that, except to the extent permitted under U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the D Rules), (i) it has not offered or sold, and during the restricted period will not offer or sell, the Notes to a person who is within the United States or its possessions or to a United States person and (ii) it has not delivered and will not deliver within the United States or its possessions definitive Notes during the restricted period.

9.3	Each Joint Lead Manager represents, warrants and agrees that it has and throughout the restricted period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling the Notes are aware that the Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules.

9.4	Each Joint Lead Manager which is a United States person represents that it is acquiring Notes for purposes of resale in connection with their original issuance and that if it retains any Notes for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6).

9.5	Each Joint Lead Manager agrees that, with respect to each affiliate that acquires from it Notes for the purpose of offering or selling such Notes during the restricted period, it either (i) repeats and confirms the representations and agreements contained in subclauses 9.2, 9.3 and 9.4 above, on its behalf or (ii) will obtain from such affiliate for the benefit of the Issuer the representations and agreements contained in subclauses 9.2, 9.3 and 9.4 above.

9.6	Each Joint Lead Manager represents, warrants and agrees that it will obtain for the benefit of the Issuer the representations and agreements contained in subclauses 9.2, 9.3, 9.4 and 9.5 above from any person that is not an affiliate with whom the Joint Lead Manager enters into a written contract, as defined in U.S. Treas. Reg §1.163-5(c)(2)(i)(D)(4), for the offer or sale of Notes during the restricted period.

9.7	Terms used in subclauses 9.2, 9.3, 9.4, 9.5 and 9.6 above have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

9.8	Each Joint Lead Manager represents and agrees that:

(a)	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the FSMA) with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.

9.9	No action has been taken by the Issuer or any of the Joint Lead Managers that would, or is intended to, permit a public offer of the Notes or possession or distribution of the Prospectus or any other offering or publicity material relating to the Notes in any country or jurisdiction where any such action for that purpose is required. Accordingly, each Joint Lead Manager undertakes that it will not, directly or indirectly, offer or sell any Notes or have in its possession, distribute or publish any offering circular, prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of Notes by it will be made on the same terms.

9.10	Without prejudice to the generality of subclause 9.9, each Joint Lead Manager agrees that it will obtain any consent, approval or permission which is, to the best of its knowledge and belief, required for the offer, purchase or sale by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers, purchases or sales and it will, to the best of its knowledge and belief, comply with all such laws and regulations.

9.11	The representations, warranties and undertakings of each of the Joint Lead Managers under this clause 9 are several and not joint.

10.	STABILISATION

If a Joint Lead Manager (or persons acting on its behalf), in connection with the distribution of the Notes, offers Notes in excess of the aggregate principal amount to be issued or effects transactions with a view to supporting the market price of the Notes at levels other than those which might otherwise prevail in the open market, such person(s) shall not in doing so be deemed to act as an agent of the Issuer. The Issuer will not as a result of any action taken by a Joint Lead Manager (or persons acting on its behalf), under this clause be obliged to issue Notes in excess of the aggregate amount of Notes to be issued under this Agreement, nor shall the Issuer be liable for any loss, or entitled to any profit, arising from any excess offers or stabilisation.

11.	TERMINATION

Notwithstanding anything contained in this Agreement, the Joint Lead Managers may by notice to the Issuer terminate this Agreement at any time before the time on the Closing Date when payment would otherwise be due under this Agreement to the Issuer in respect of the Notes if, in the opinion of the Joint Lead Managers, there shall have been such a change, whether or not foreseeable at the date of this Agreement, in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in their view be likely to prejudice materially the success of the offering and distribution of the Notes or dealings in the Notes in the secondary market and upon the notice being given the parties to this Agreement shall (except for the liability of the Issuer in relation to expenses as provided in clause 5 and except for any liability arising before or in relation to such termination) be released and discharged from their respective obligations under this Agreement.

12.	NO FIDUCIARY DUTIES

The Issuer acknowledges and agrees that each Joint Lead Manager is acting solely pursuant to a contractual relationship with the Issuer on an arm’s length basis with respect to the issue, offer and sale of the Notes (including in connection with determining the terms of the issue, offer and sale of the Notes) and not as a financial advisor or a fiduciary to the Issuer or any other person. Additionally, the Issuer acknowledges that the Joint Lead Managers are not advising the Issuer or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Issuer shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Joint Lead Managers shall have no responsibility or liability to the Issuer with respect thereto. The Issuer further acknowledges and agrees that any review by the Joint Lead Managers of the Issuer, the issue, offer and sale of the Notes, the terms of the Notes and other matters relating thereto will be performed solely for the benefit of the Joint Lead Managers and shall not be on behalf of the Issuer or any other person. The foregoing is without prejudice to any obligation of the Joint Lead Managers to make recommendations to the Issuer concerning the pricing and allocation of the offering in accordance with applicable rules of the UK Financial Services Authority.

13.	NOTICES

13.1	Any notice or notification in any form to be given by the Joint Lead Managers to the Issuer may be given by ML on behalf of the Joint Lead Managers and may be delivered in person or sent by fax or telephone or, if to the Issuer, electronic communication addressed to:

NYSE Euronext

11 Wall Street

New York, New York

10005

Fax Number:	+1 (212) 656 3939 / +1 (212) 656 4399
Email address:	jhalvey@nyx.com / pmatsumoto@nyx.com
Attention of:	John K. Halvey, Group Executive Vice President, General Counsel and Secretary / Philippe Matsumoto, Treasurer

13.2	Any notice or notification in any form to be given by the Issuer to the Joint Lead Managers or any of them may be given to the Joint Lead Managers and may be delivered in person or sent by fax or telephone addressed to:

MERRILL LYNCH INTERNATIONAL
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Fax Number:	+44 20 7995 2968
Attention of:	Syndicate Desk

NATIXIS
47, quai d’Austerlitz
75013 Paris

Fax Number:	+ 33 1 5855 2799
Attention of:	Structured Issues

SOCIÉTÉ GÉNÉRALE
17, Cours Valmy
92987 Paris La Défense Cedex

Fax Number:	+33 1 42 13 78 09
Attention of:	CAFI/SYN/CAP/BND

THE ROYAL BANK OF SCOTLAND PLC
135 Bishopsgate
London EC2M 3UR

Fax Number:	+44 20 7085 1534
Attention of:	New Issues, Syndicate Desk

13.3	Any such notice or notification shall be in English and shall take effect, in the case of a letter, at the time of delivery, in the case of fax, at the time of despatch, in the case of telephone, when made and, in the case of an electronic communication, when the relevant receipt of such communication being read is given or where no read receipt is requested by the sender, if no delivery failure notification is received by the sender within 24 hours of sending such communication.

13.4	Any notice or notification made by telephone, electronic communication or fax shall be confirmed by letter within 48 hours of such communication being made but failure to send or receive the confirmation shall not invalidate the original notice or notification.

14.	AGREEMENT AMONG MANAGERS

By executing this Agreement, each of the Joint Lead Managers hereby agrees to be bound by the provisions of the IPMA Agreement Among Managers Version 1 (Fixed-Price Non Equity-Related Issues – with or without Selling Group).

15.	GOVERNING LAW AND JURISDICTION

15.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement is governed by, and shall be construed in accordance with, English law.

15.2	Subject to subclause 15.3, the Issuer agrees for the benefit of the Joint Lead Managers that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement (including a dispute relating to any non-contractual obligations arising out of or in connection with this Agreement) and accordingly submits to the exclusive jurisdiction of the courts of England.

15.3	The Joint Lead Managers may take any suit, action or proceedings (together referred to as Proceedings) arising out of or in connection with this Agreement (including any Proceedings relating to any non-contractual obligations arising out of or in connection with this Agreement) against the Issuer in any other court of competent jurisdiction and concurrent Proceedings in any number of jurisdictions. The Issuer hereby appoints Clifford Chance Secretaries Limited (the Process Agent) at its registered office for the time being in England, to accept service of any Proceedings on its behalf. Service upon the Process Agent shall be deemed valid service upon the Issuer whether or not the process is forwarded to or received by the Issuer. The Issuer shall inform the Joint Lead Managers in writing of any change in the Process Agent’s address, as set out in its acceptance of appointment, within 28 days of such change. If for any reason the Process Agent shall cease to be able to act as agent for service of process or to have an address in England, the Issuer shall forthwith appoint a new agent for service of process in England and deliver to the Joint Lead Managers a copy of the new agent’s written acceptance of that appointment within 30 days. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

16.	MISCELLANEOUS

16.1	Time shall be of the essence of this Agreement.

16.2	The heading to each clause is included for convenience only and shall not affect the construction of this Agreement.

16.3	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

16.4	References in this Agreement to a Directive include any relevant implementing measure of each Member State of the European Economic Area which has implemented such Directive.

16.5	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

AS WITNESS the hands of the parties (or their duly authorised representatives) on the date which appears first on page 1.

ANNEX 1

AGREED FORMS OF AUDITORS’ COMFORT LETTERS

PART 1

[On the letterhead of PricewaterhouseCoopers LLP]

April 21, 2009

NYSE Euronext

and

Merrill Lynch International

Société Générale

The Royal Bank of Scotland plc

Natixis

(the “Joint Lead Managers”)

Ladies and Gentlemen:

We have audited:

1.	the consolidated financial statements of NYSE Euronext (the “Company”) and subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and

2.	the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

The consolidated financial statements referred to above are included in the prospectus dated April 21, 2009 related to the offering of the Company’s €250,000,000 5.375 per cent. Notes due 2015 (the “Prospectus”). Our report with respect to the audits referred to above is also included in the Prospectus.

We are an independent registered public accounting firm with respect to the Company under Rule 101 of the Code of Professional Conduct of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and the applicable interpretations and rulings.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2008. Therefore, we are unable to and do not express any opinion on the Company’s financial position, results of operations or cash flows as of any date or for any period subsequent to December 31, 2008. Also, we have not audited the Company’s internal control over financial reporting as of any date subsequent to December 31, 2008. Therefore, we do not express any opinion on the Company’s internal control over financial reporting as of any date subsequent to December 31, 2008.

1.	At your request, we have read the minutes of the 2009 meetings of the stockholders, the Board of Directors, and the Audit Committee of the Company as set forth in the minute books at April 20, 2009, except for the minutes of the April 1, 2009 Audit Committee meeting and the April 2, 2009 Board of Directors meeting which were not approved in final form, for which drafts have been provided to us; officials of the Company having represented that such drafts include all substantive actions taken at such meetings, and have carried out other procedures to April 20, 2009 (our work did not extend to April 21, 2009) as follows:

a.	With respect to the period from January 1, 2009 to March 31, 2009, we have inquired of certain officials of the Company who have responsibility for financial and accounting matters whether (1) at March 31, 2009, there was any decrease in the capital stock, increase in long-term debt, or decrease greater than 15% in consolidated stockholders’ equity of the Company as compared with amounts shown in the December 31, 2008 consolidated balance sheet included in the Prospectus, and (2) for the period from January 1, 2009 to March 31, 2009, there were any decreases, as compared with the corresponding period in the preceding year, greater than 15% in consolidated total revenues or greater than 75% in the total or per-share amounts of net income. All percentage thresholds having been set by the Company.

Those officials stated that (1) at March 31, 2009, there was no decrease in the capital stock, increase in long-term debt, or decrease greater than 15% in consolidated stockholders’ equity of the Company as compared with amounts shown in the December 31, 2008 consolidated balance sheet included in the Prospectus; and (2) there were no decreases for the period from January 1, 2009 to March 31, 2009, as compared with the corresponding period in the preceding year, greater than 15% in consolidated total revenues or greater than 75% in the total or per-share amounts of net income.

b.	Company officials have advised us that no consolidated financial statements as of any date or for any period subsequent to March 31, 2009 are available; accordingly, the procedures carried out by us with respect to changes in financial statement items after March 31, 2009 have, of necessity, been limited. We have inquired of certain officials of the Company who have responsibility for financial and accounting matters as to whether (a) at April 20, 2009 there was any decrease in the capital stock or increase in long-term debt of the Company as compared with amounts shown in the December 31, 2008 consolidated balance sheet included in the Prospectus.

Those officials stated that at April 20, 2009, there was no decrease in the capital stock or increase in long-term debt (excluding the effects of SFAS 133 adjustments) of the Company as compared with amounts shown in the December 31, 2008 consolidated balance sheet included in the Prospectus.

2.	At your request, we have read the items identified by you on the attached copies of pages from the Prospectus and have performed the following procedures which were applied as indicated with respect to the letters explained below. We make no comment as to whether the U.S. Securities and Exchange Commission would view any non-GAAP financial information included in the Prospectus as being compliant with the requirements of Regulation G or Item 10 of Regulation S-K.

A	Compared with or recalculated from corresponding amounts included in the Company’s accounting records, giving effect to rounding where applicable, and found such amounts to be in agreement.
B

Compared with or recalculated from corresponding amounts included in the Company’s audited financial statements included in the Prospectus , giving effect to rounding where applicable, and found such amounts to be in agreement.

C	Compared and agreed to audited financial statements not included in the Prospectus.

D	Compared with or recalculated from corresponding amounts included in the Company’s accounting records, giving effect to rounding where applicable, and found such amounts to be in agreement. It should be noted that “net indebtedness” and “liquid funds” are not measures of operating performance or liquidity defined by generally accepted accounting principles and may not be comparable to similarly titled measures presented by other companies. We make no comment about the Company’s definition, calculation or presentation of “net indebtedness” and “liquid funds” or their usefulness for any purposes.

3.	Our audits of the consolidated financial statements for the periods referred to in the introductory paragraph of this letter comprised audit tests and procedures deemed necessary for the purpose of expressing an opinion on such financial statements taken as a whole. For none of the periods referred to therein, nor for any other period, did we perform audit tests for the purpose of expressing an opinion on individual balances of accounts or summaries of selected transactions such as those identified by you, and, accordingly, we express no opinion thereon.

4.	It should be understood that we have no responsibility for establishing (and did not establish) the scope and nature of the procedures enumerated in paragraphs 1 through 3 above; rather, the procedures enumerated therein are those the Joint Lead Managers asked us to perform. Accordingly, we make no representations regarding questions of legal interpretation or regarding the sufficiency for your purposes of the procedures enumerated in the preceding paragraphs; also, such procedures would not necessarily reveal any material misstatement of the amounts or percentages identified by you as set forth in the Prospectus. Further, we have addressed ourselves solely to the foregoing data and make no representations regarding the adequacy of disclosures or whether any material facts have been omitted. This letter relates only to the financial statement items specified above and does not extend to any financial statement of the Company taken as a whole.

5.	These procedures should not be taken to supplant any additional inquiries or procedures that you would undertake in your consideration of the proposed offering.

6.	This letter is solely for your information and to assist you in your inquiries in connection with the offering of the securities covered by the Prospectus, and it is not to be used, circulated, quoted, or otherwise referred to for any other purpose, including but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to in whole or in part in the Prospectus or any other document, except that reference may be made to it in any list of closing documents pertaining to the offering of the securities covered by the Prospectus.

7.	We have no responsibility to update this letter for events and circumstances occurring after April 20, 2009.

Very truly yours,

PART 2

[On the letterhead of PricewaterhouseCoopers LLP]

April 22, 2009

NYSE Euronext

and

Merrill Lynch International

Société Générale

The Royal Bank of Scotland plc

Natixis

Ladies and Gentlemen:

We refer to our letter of April 21, 2009 relating to the prospectus dated April 21, 2009 for the offering of €250,000,000 5.375 per cent. Notes due 2015 (the “Prospectus”) of NYSE Euronext (the “Company”). We reaffirm as of the date hereof (and as though made on the date hereof) all statements made in that letter, except that for the purposes of this letter:

1.	The reading of minutes described in paragraph 1 of that letter has been carried out through April 21, 2009 (our work did not extend to April 22, 2009).

2.	The procedures and inquiries covered in paragraph 1 of that letter were carried out through April 21, 2009.

3.	The references to April 20, 2009 in paragraph 1 and paragraph 7 of that letter are changed to April 21, 2009.

This letter is solely for your information and to assist you in your inquiries in connection with the offering of the securities covered by the Prospectus, and it is not to be used, circulated, quoted, or otherwise referred to for any other purpose, including but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to in whole or in part in the Prospectus or any other document, except that reference may be made to it in any list of closing documents pertaining to the offering of the securities covered by the Prospectus.

Very truly yours,

SIGNATORIES

NYSE EURONEXT

By:	PHILIPPE MATSUMOTO

MERRILL LYNCH INTERNATIONAL

By:	CAROLYN BOEY

NATIXIS

SOCIÉTÉ GÉNÉRALE

THE ROYAL BANK OF SCOTLAND PLC

By:	CAROLYN BOEY
(as authorised attorney)